Exhibit (a)(5)(F)

•	Provides immediate and certain value for shareholders	•	Creates new platform for sustainable growth further increasing our biotech exposure

•	Represents a substantial premium	•	Expands footprint in attractive, growing rare disease market

•	Captures the potential of Genzyme’s business and pipeline and shifts execution risk to sanofi-aventis	•	Increases our U.S. presence and expands our R&D pipeline of Phase II and Phase III products

•	Enhances Genzyme’s rare disease business as a center of excellence	•	Meets sanofi-aventis value creation criteria

•	Creates more value for Genzyme’s other product lines within a larger company with global reach and resources	•	Preserves strong capital structure and financial strength

(1) Offer scheduled to expire on December 10th, 2010

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